UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 15, 2014
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on December 15, 2014, entitled "Statoil’s share saving plan allocates shares".

Statoil’s share saving plan allocates shares

The shares purchased by DNB on behalf of Statoil ASA (OSE:STL, NYSE:STO) on 10 December 2014 for use in the group's share saving plan have on 12 December 2014 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 10,155,249 shares.

As participants in the share saving plan, the primary insiders below have been allocated shares.

Name	Allocated shares	New share holding	Average share price
Anfinnsen, Tor Martin	230	8,747	NOK 141.32
Bacher, Lars Christian	718	21,422	NOK 166.47
Bjørn, Benedikte Bettina	104	589	NOK 166.47
Di Valerio, Ingrid Elisabeth	186	2,241	NOK 166.47
Dodson, Timothy	619	23,982	NOK 166.47
Gjærum, Reidar	469	21,677	NOK 166.47
Hilland, Jannicke	337	11,119	NOK 166.47
Hovden, Magne Andre	427	9,332	NOK 166.47
Johannessen, Morten Sven	183	3,531	NOK 160.24
Klouman, Hans Henrik	678	19,861	NOK 166.47
Knight, John Nicholas	1,204	71,046	NOK 166.47
Kvelvane, Ørjan	276	2,480	NOK 166.47
Mathieu, Philippe François	265	7,049	NOK 160.24
Reitan, Torgrim	570	24,030	NOK 166.47
Skeie, Svein	558	18,167	NOK 166.47
Sætre, Eldar	497	29,163	NOK 166.47
Øvrum, Margareth	845	37,284	NOK 166.47

As participant in the Statoil US Employee Share Savings plan, the Statoil ASA primary-insider Mr. William Maloney has been allocated shares on 12 December 2014, at an average price of USD 27.24:

Name	Allocated shares*	New share holding*
Maloney, William	811.354262	43,700.130286

*American Depositary Receipts (ADR)

The above information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 15, 2014	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer